Exhibit 12.1

KVH INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Three Months Ended	Year Ended December 31,
	March 31, 2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges
Earnings
(Loss) income before income tax expense	$(4,725)	$(1,970)	$2,666	$1,325	$6,683	$6,843
Plus:
Fixed charges	397	1,563	1,591	1,440	740	377
Amortization of capitalized interest	—	—	—	—	—	—
Equity earnings in unconsolidated subsidiaries	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—
(Loss) income before income tax expense and fixed charges	$(4,328)	$(407)	$4,257	$2,765	$7,423	$7,220

Fixed charges
Interest expense, net, including amortization of deferred financing fees	$367	$1,491	$1,515	$1,341	$663	$331
Capitalized interest	—	—	—	—	—	—
Estimate of interest component in rent expense	30	72	76	99	77	46
Total fixed charges	$397	$1,563	$1,591	$1,440	$740	$377
Ratio of earnings to fixed charges	(10.9)	(0.3)	2.7	1.9	10.0	19.2
(Deficiency) excess	$(4,725)	$(1,970)	$2,666	$1,325	$6,683	$6,843

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings
Income (loss) before provision for income taxes	(4,725)	(1,970)	2,666	1,325	6,683	6,843
Plus:
Fixed Charges and preferred dividends	397	1,563	1,591	1,440	740	377
Amortization of capitalized interest	—	—	—	—	—	—
Equity earnings in unconsolidated subsidiaries	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—
Preferred dividends	—	—	—	—	—	—
(Loss) income before income tax expense and fixed charges	$(4,328)	$(407)	$4,257	$2,765	$7,423	$7,220

Fixed charges
Interest expense, net, including amortization of deferred financing fees	$367	$1,491	$1,515	$1,341	$663	$331
Capitalized interest	—	—	—	—	—	—
Estimate of interest component in rent expense	30	72	76	99	77	46
Preferred dividends	—	—	—	—	—	—
Total fixed charges	$397	$1,563	$1,591	$1,440	$740	$377
Ratio of earnings to fixed charges	(10.9)	(0.3)	2.7	1.9	10.0	19.2
(Deficiency) excess	$(4,725)	$(1,970)	$2,666	$1,325	$6,683	$6,843